UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SCORE ONE INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

Nevada	88-0409164
(State or other jurisdiction of incorporation)	(I.R.S. Employer
Identification No.)

Level 25, Bank of China Tower, No.1 Garden Road, Central, Hong Kong
(Address of principal executive offices)

011 852 3105 5063
(Issuer's telephone number)

80917T-308
 (CUSIP Number)

Wai Hung Chui
Level 25, Bank of China Tower, No.1 Garden Road, Central, Hong Kong
011 852 3105 5063

__________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 21, 2005
____________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. 80917T-308

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Team Allied Profits Limited, A BVI company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)	☐
(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS 00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF                                       7           SOLE VOTING POWER
SHARES
BENEFICIALLY                                                  30,000,000
OWNED BY                                         ___________________________________________________________
EACH                                                    8           SHARED VOTING POWER
REPORTING
PERSON WITH                                                    0
___________________________________________________________
9              SOLE DISPOSITIVE POWER

30,000,000
___________________________________________________________
10	SHARED DISPOSITIVE POWER

___________________________________________________________

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

(1)  80.7 Percentage based upon 37,162,902 shares outstanding as of November 9, 2007.

14	TYPE OF REPORTING PERSON 00

CUSIP No. 80917T-308

Item 1.   Security and Issuer.

This statement relates to the common stock, par value $0.0001 per share (“Common Stock”), of Score One, Inc., a Nevada corporation (the “Company”).  The address of the Company’s principal executive office is Level 25, Bank of China Tower, No.1 Garden Road, Central, Hong Kong.

Item 2.   Identity and Background.

(a)    Team Allied Profits Limited, A BVI company

(b)    Business:  Trust holding company

(c)    Principal place of business: British Virgin Islands

(d)    During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)    During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds and Other Consideration.

See Item 4 below.

Item 4.   Purpose of Transaction.

The Reporting Person acquired the shares, in all transactions indicated in Item 3, for investment purposes pursuant to a consulting agreement. On October 21, 2005, the Company entered into a Business Restructuring Agreement (the "Agreement") with the Reporting Person. The Reporting Person was engaged by the Company to provide business restructuring services in order to solicit suitable businesses in Hong Kong or China with net asset values not less than $4,000,000 for acquisitions by the Company in order to restructure its business operations.

As full consideration for the services rendered by the Reporting Person under the Agreement, the Company issued to the Reporting Person 30,000,000 shares of common stock of the Company, which resulted in a change in control of the Company ("Transaction").

The parties agreed that the fair market value of the services rendered to the Company was $300,000, which the parties agreed to settle through the issuance of 30,000,000 shares of common stock of the Company at a price of $0.01 per share.

There was no material relationship between the Company or its affiliates and the Reporting Person other than with respect to the Agreement.

The Reporting Person is ultimately owned by Hang Fung Second Trust, a discretionary trust established in the British Virgin Islands. Ms. Wai Hung Chui is the sole director of the Reporting Person.

The Reporting Person currently intends to re-elect/ confirm Ms. Lisa Lau’s election/ reinstatement as a director of the Company as well as remove all other members of the board of directors.

The Reporting Person has no present intention to pursue plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any material change in the present capitalization or dividend policy of the Company; (e) any other material change in the Company’s business or corporate structure; (f) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (g) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (i) any similar action to those enumerated above.

Item 5.   Interest in Securities of the Company.

(a)    The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the Cover Pages relating to each of the Reporting Persons, which hereby is incorporated by reference.

(b)    The powers that the Reporting Persons identified in the preceding paragraph have relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Pages relating to each of the Reporting Persons, which hereby is incorporated by reference.

(c)    All transactions in the class of securities reported or effected by any of the persons named in Item 5(a) during the past 60 days may be found in Item 3.

(d)    None.

(e)    Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the best of the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships with respect to the securities of the Issuer currently in effect.

Item 7.   Materials to be Filed as Exhibits.

None.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated May 28, 2008	/s/ Wai Hung Chui Wai Hung Chui